CLEAR-LITE HOLDINGS, INC.
102 NE 2ND STREET, SUITE 400
BOCA RATON, FLORIDA 33432-3908

February 5, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C. 20549

Re:  Clear-Lite Holdings, Inc.
        Form 10-K for the Year Ended July 31, 2009 – Filed November 16, 2009
        Form 10-Q for the Quarter Ended October 31, 2009
        File No. 0-52877

Dear Mr. Spirgel:

By letter dated January 29, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clear-Lite Holdings, Inc. (“Clear-Lite” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K filed on November 16, 2009 and its quarterly report (the “Quarterly Report”) on Form 10-Q filed December 21, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for quarterly period ended October 31, 2009

Note 10 Restatement, page 21

1.
We note you have determined that the financial statements for the period from January 1, 2009 until July 31, 2009 needed to be restated due to a misclassification.  Please file an Item 4.02 Form 8-K as soon as possible disclosing that the period presented for the fiscal year ended July 31, 2009 should no longer be relied upon and accordingly amend your Form 10-K for this period.

RESPONSE: We will file an Item 4.02 8-K disclosing that the period presented for the fiscal year ended July 31, 2009 should no longer be relied upon and accordingly amend our Form 10-K for this period.

2.
We note you originally recorded a beneficial conversion feature in your Form 10-K related to the convertible debt.  You have since determined that the embedded conversion option requires bifurcation and will be accounted for at fair value.  In your amended filing you should reverse the beneficial conversion option and any related accretion.

RESPONSE: The Company will reverse the beneficial conversion option and any related accretion in our amended filings. We will provide a detail schedule as to the amounts originally recorded, adjustments and amounts as restated. The restatement considers the use of fair value accounting, and a mark to market adjustment pertaining to instruments that have been classified as derivative financial instruments

Further, the Company acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Thomas J. Irvine
Thomas J. Irvine
Chief Executive Officer